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                                                                    Exhibit 12.1

                                  POPULAR, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                             (Dollars in thousands)

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
                                              For the nine-months ended                      Year Ended December 31,
                                            September 30,   September 30,
                                                 2005           2004         2004        2003        2002        2001        2000
                                            -------------   -------------  ---------   ---------   ---------   ---------   ---------
Income before income taxes                   $  516,241     $  462,457    $  628,067  $  597,410  $  463,606  $  408,404  $  375,458

Fixed charges :

     Interest expense                           883,638        595,170       840,754     749,550     863,553   1,039,105   1,167,396
     Estimated interest component
       of net rental payments                    16,047         13,835        18,991      17,379      15,123      14,176      13,110

     Total fixed charges including
       interest on deposits                     899,685        609,005       859,745     766,929     878,676   1,053,281   1,180,506

     Less: Interest on deposits                 310,543        240,852       330,351     342,891     432,415     517,881     529,373

     Total fixed charges excluding
       interest on deposits                     589,142        368,153       529,394     424,038     446,261     535,400     651,133

Income before income taxes and
  fixed charges(including interest
    on deposits)                             $1,415,926     $1,071,462    $1,487,812  $1,364,339  $1,342,282  $1,461,685  $1,555,964

Income before income taxes and
  fixed charges(excluding interest
    on deposits)                             $1,105,383     $  830,610    $1,157,461  $1,021,448  $  909,867  $  943,804  $1,026,591

Preferred stock dividends                         8,935          8,935        11,913       9,919       2,510       8,350       8,350

Ratio of earnings to fixed charges

     Including Interest on Deposits                 1.6            1.8           1.7         1.8         1.5         1.4         1.3

     Excluding Interest on Deposits                 1.9            2.3           2.2         2.4         2.0         1.8         1.6

Ratio of earnings to fixed charges &
Preferred Stock Dividends

     Including Interest on Deposits                 1.6            1.7           1.7         1.8         1.5         1.4         1.3

     Excluding Interest on Deposits                 1.8            2.2           2.1         2.3         2.0         1.7         1.5
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